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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             --------------------
                                  SCHEDULE TO
                                 (Rule 13e-4)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                             --------------------
                               NMT MEDICAL, INC.
        (Name of Subject Company (Issuer) and Filing Person (Offeror))
                             --------------------
         Options to Purchase Common Stock, $.001 Par Value Per Share,
            Having an Exercise Price of $4.00 Per Share or Greater
                        (Title of Class of Securities)
                               ----------------
                                  629294 10 9
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                               ----------------
                                 John E. Ahern
                     President and Chief Executive Officer
                               NMT Medical, Inc.
                              27 Wormwood Street
                          Boston, Massachusetts 02210
                                (617) 737-0930
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   Copy to:
                            Steven D. Singer, Esq.
                               Hale and Dorr LLP
                                60 State Street
                          Boston, Massachusetts 02109
                                (617) 526-6000

                           CALCULATION OF FILING FEE

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        Transaction valuation*                     Amount of filing fee
--------------------------------------------------------------------------------
                $194,694                                  $39.00
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*   Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 389,772 shares of common stock of NMT Medical, Inc. having an aggregate value of $194,694 as of March 23, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                    Amount Previously Paid: Not applicable.
                   Form or Registration No.: Not applicable.
                         Filing party: Not applicable.
                          Date filed: Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]
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ITEM 1.  SUMMARY TERM SHEET.

         The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated March 27, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) The name of the issuer is NMT Medical, Inc., a Delaware corporation (the "Company"), and the address and telephone number of its principal executive office is 27 Wormwood Street, Boston, Massachusetts 02210, (617) 737-0930. The information set forth in the Offer to Exchange under Section 9 ("Information About NMT Medical, Inc.") is incorporated herein by reference.

         (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options outstanding under each of the Company's 1994 Stock Option Plan, 1996 Stock Option Plan, as amended (the "1996 Plan"), 1998 Stock Option Plan (the "1998 Plan", and together with the 1996 Plan, the "Option Plans") and a nonstatutory stock option grant made on May 6,1996 pursuant to an agreement dated as of February 20, 1997 between the Company and Randall W. Davis, Vice President of Sales and Marketing of the Company, to purchase shares of the Company's Common Stock, $.001 par value per share ("Option Shares"), having an exercise price of $4.00 per share or greater (the "Options"), for new options that will be granted under each of the Option Plans (the "New Options"), upon the terms and subject to the conditions described in the Offer to Exchange, and the related cover letter and attached Summary of Terms (the "Cover Letter" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibit (a)(2). This Offer excludes the class of options held by option holders who are not employees of the Company or one of its subsidiaries during the period commencing on March 27, 2001 and the date the Offer expires (the "Offer Period"). In the aggregate, there are 389,772 shares of Common Stock underlying the Options covered in this Offer. For each option holder, the number of shares of Common Stock to be granted under the New Options will be equal to the amount set forth on Table 2 of the Election Form. The information set forth in the Offer to Exchange under "Summary Term Sheet,"
Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock") is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The information set forth under Item 2(a) above is incorporated herein by reference. The Company is both the filing person and the subject company.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures"), Section 4 ("Change in Election"), Section 5 ("Acceptance of Options for Exchange and Cancellation and

                                      -1-
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Issuance of New Options"), Section 6 ("Conditions of the Offer"), Section 8
("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

         (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

         (c)  Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)  Not applicable.

                                      -2-
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         (b) The information set forth in the Offer to Exchange under Section 10
("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

ITEM 9.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a)  Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

         (a) The information set forth in the Offer to Exchange under Section 9 ("Information About NMT Medical, Inc.") and Section 16 ("Additional Information"), and on pages A-1 through A-38 of the Company's Annual Report on Form 10-K, as amended, for its fiscal year ended December 31, 1999 and pages 3 through 12 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2000 is incorporated herein by reference. The information required by item 1010(a)(3) of Regulation M-A promulgated under the Securities Exchange Act of 1934, as amended, is not applicable.

     The Company will file its Annual Report on Form 10-K for its fiscal year ended December 31, 2001 on or about April 2, 2001.

         (b)  Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

         (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b)  Not applicable.

ITEM 12. EXHIBITS.

         (a)  (1) Offer to Exchange, dated March 27, 2001.

              (2) Form of Letter to Eligible Option Holders and Summary of
                  Terms.

              (3) Form of Election Form.

              (4) Form of Notice of Change in Election From Accept to Reject.

              (5) Form of Notice of Change in Election From Reject to Accept.

              (6) NMT Medical, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 1999, filed with the Securities and Exchange Commission on April 14, 2000 and incorporated herein by reference.

              (7) NMT Medical, Inc. Amendment to its Annual Report on Form 10-K/A for its fiscal year ended December 31, 1999, filed with the Securities and Exchange Commission on May 1, 2000 and incorporated herein by reference.

              (8) NMT Medical, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2000, filed with the Securities and Exchange Commission on November 14, 2000 and incorporated herein by reference.

              (9) Press release, dated March 26, 2001, of NMT Medical, Inc. announcing its financial results for the fourth quarter and twelve months ended December 31, 2000.



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         (b)  Not applicable.

         (c) (1) NMT Medical, Inc. 1994 Stock Option Plan is incorporated herein by reference to Exhibit 10.28 to the Company's Registration Statement on Form S-1 (File No. 333-06463).

             (2) NMT Medical, Inc. 1996 Stock Option Plan is incorporated herein by reference to Exhibit 10.29 to the Company's Registration Statement on Form S-1 (File No. 333-06463), Amendment No. 1 to which is incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

             (3) NMT Medical, Inc. 1998 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

             (4) Form of New Option Agreement Pursuant to the NMT Medical, Inc. 1996 Stock Option Plan, as amended.

             (5) Form of New Option Agreement Pursuant to the NMT Medical, Inc. 1998 Stock Incentive Plan.

             (6) Nonqualified Stock Option Letter Agreement, dated as of February 20, 1997, evidencing an option grant made by NMT Medical, Inc. to Randall W. Davis on May 6, 1996.

             (7) NMT Medical, Inc. Current Report on Form 8-K relating to its receipt of a delisting notice from The Nasdaq National Market on January 26, 2001, filed with the Securities and Exchange Commission on February 2, 2001 and incorporated herein by reference.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     (a)  Not applicable.

                                      -4-
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                              NMT MEDICAL, INC.

                              /s/ John E. Ahern
                              ---------------------------------------
                              John E. Ahern
                              President and Chief Executive Officer
Date: March  27, 2001

                                      -5-
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                                 EXHIBIT INDEX


Exhibit
Number                    Description
-------                   -----------

(a)(1)     Offer to Exchange, dated March 27, 2001.

(a)(2)     Form of Letter to Eligible Option Holders and Summary of Terms.

(a)(3)     Form of Election Form.

(a)(4)     Form of Notice of Change in Election From Accept to Reject.

(a)(5)     Form of Notice of Change in Election From Reject to Accept.

(a)(6) NMT Medical, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 1999, filed with the Securities and Exchange Commission on April 14, 2000 and incorporated herein by reference.

(a)(7) NMT Medical, Inc. Amendment to its Annual Report on Form 10-K/A for its fiscal year ended December 31, 1999, filed with the Securities and Exchange Commission on May 1, 2000 and incorporated herein by reference.

(a)(8) NMT Medical, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2000, filed with the Securities and Exchange Commission on November 14, 2000 and incorporated herein by reference.

(a)(9) Press Release, dated March 26, 2001, of NMT Medical, Inc. announcing its financial results for the fourth quarter and twelve months ended December 31, 2000.

(d)(1) NMT Medical, Inc. 1994 Stock Option Plan is incorporated herein by reference to Exhibit 10.28 to the Company's Registration Statement on Form S-1 (File No. 333-06463).

(d)(2) NMT Medical, Inc. 1996 Stock Option Plan is incorporated herein by reference to Exhibit 10.29 to the Company's Registration Statement on Form S-1 (File No. 333-06463), Amendment No. 1 to which is incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

(d)(3) NMT Medical, Inc. 1998 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

(d)(4) Form of New Option Agreement Pursuant to the NMT Medical, Inc. 1996 Stock Option Plan, as amended.

(d)(5) Form of New Option Agreement Pursuant to the NMT Medical, Inc. 1998 Stock Incentive Plan.

(d)(6) Nonqualified Stock Option Letter Agreement dated as of February 20, 1997, evidencing an option grant made by NMT Medical, Inc. to Randall
           W. Davis on May 6, 1996.

(d)(7) NMT Medical, Inc. Current Report on Form 8-K relating to its receipt of a delisting notice from The Nasdaq National Market on January 26, 2001, filed with the Securities and Exchange Commission on February 2, 2001 and incorporated herein by reference.